ANNONA ENERGY INC.
                 2316-A Willemar Avenue, Courtenay B.C. V9N 3M8
                            Telephone (250) 898 8882
                             annona.energy@yahoo.com
--------------------------------------------------------------------------------

August 13, 2013

Ann Nguyen Parker, Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re: Annona Energy Inc.
    Amendment No. 2 to Registration Statement on Form S-1
    File No. 333-187648

Dear Ms. Nguyen Parker,

This letter shall serve as the request of Annona Energy Inc., pursuant to Rule 461, to withdraw the request for acceleration of effectiveness of the above-referenced registration statement to Wednesday, August 14, 2013, 11:00AM EST, as filed on August 12, 2013.

Sincerely,


/s/ Lawrence H. Jean
----------------------------------
Lawrence H. Jean
Chief Executive Officer & Director